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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            CECO ENVIRONMENTAL CORP.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   125141 10-1
                    ----------------------------------------
                                 (CUSIP Number)
                                 Steven I. Taub
                              1325 Centennial Road
                          Narberth, Pennsylvania 19072
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 1, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                        PAGE  2   OF   4  PAGES
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                                  SCHEDULE 13D
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CUSIP NO. 125141 10-1
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Steven I. Taub  SS# 078341079
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a) [ ] (b) [ ]
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3.       SEC USE ONLY:
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4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
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 NUMBER OF                          7.      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                         603,552
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                          None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                     603,552
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                     None
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  603,552
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):

                  [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.42%
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14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
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--------------------------------------------------------------------------------

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                                                         PAGE  3  OF  4  PAGES

                                  SCHEDULE 13-D
                                 AMENDMENT NO. 1
                            CECO ENVIRONMENTAL CORP.
                                 STEVEN I. TAUB

CUSIP NO.  125141 10-1

         Amendment No. 1 to a Schedule 13-D, which was filed to report an acquisition of securities of the issuer pursuant to an event dated August 13, 1997.

Items 3 - 5 inclusive for the reporting person, Steven I. Taub:


Item 3.                    Source and Amount of Funds or Other Consideration:

                           The reporting person acquired 21,052 currently exercisable options to purchase an additional 21,052 shares of common stock of the issuer as a result of the grant of 210,520 inventive stock options. The 21,052 currently exercisable options are exercisable for $4.75 per share, the market value as of the date of grant. The reporting person received the options as consideration for certain agreements the reporting person made in connection with his employment agreement with the issuers subsidiary.


Item 4.                    Purpose of Transaction

                           The reporting person acquired 21,052 currently exercisable options to purchase shares of common stock for investment purposes. The reporting person may acquire additional shares of common stock of the issuer in the future.


                           The reporting person does not have any plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any material change in the present capitalization or dividend policy of the issuer;

                  (e) Any other material change in the issuer's business or corporate structure;

                  (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4)


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CUSIP No. 125141 10-1                                    PAGE  4  OF  4  PAGES
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                     of the Securities Exchange Act of 1934.

Item 5.              Interest in Securities of the Issuer:

                     (a) The reporting person owns directly and beneficially 603,552 shares of common stock of the issuer, including 21,052 currently exercisable options. Based on the last Form 10-QSB filed by the issuer, after the transaction being reported herein, the issuer would have 8,139,000 shares of common stock issued and outstanding, including the the 21,052 currently exercisable options. Accordingly, the reporting person is deemed to own 7.42% of the issued and outstanding shares of common stock of the issuer.

                     (b) The reporting person has sole power to vote and sole power to dispose of the 603,552 shares of common stock of the issuer, including 21,052 currently exercisable options.

                     (c) Other than the acquisition of 21,052 currently exercisable options to purchase shares of common stock of the issuer being reported herein, there have been no transactions effected in the common stock of the issuer by the reporting person since the last
                           Schedule 13-D filed by the reporting person.

                     (d) No persons other than the reporting person are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 603,552 shares of common stock of the issuer, including options to acquire 21,052 shares of common stock.

                     (e)   Not applicable.


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 10/15/97                          /s/ Steven I. Taub
----------------                   ------------------------------
   Date                                  Signature


                                   Steven I. Taub, Vice President
                                   ------------------------------
                                   Name and Title